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                              November 14, 2022

       Ivy Lee
       Chief Financial Officer
       SAG Holdings Ltd
       14 Ang Mo Kio Street 63
       Singapore 569116

                                                        Re: SAG Holdings Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 8,
2022
                                                            File No. 333-267771

       Dear Ivy Lee:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2022 letter.

       Amendment No. 1 to Form F-1 Filed November 8, 2022

       Exhibit 23.1, page 1

   1. Please advise Audit Alliance LLP to revise their consent to include a statement acknowledging the
reference of their name as an    expert    in auditing and accounting as
                                                        disclosed on page 113.
       The sale or availability for sale of substantial amounts of our Ordinary Shares..., page 21

   2. Revise this risk factor to acknowledge that you are registering for resale a portion of those shares held by your
Selling Shareholders in a separate prospectus, in addition to those shares being sold in
this initial public offering, so that it is clear to investors that such sales may further
adversely impact your market price.
 Ivy Lee
SAG Holdings Ltd
November 14, 2022
Page 2

       You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                         Sincerely,
FirstName LastNameIvy Lee
                                                         Division of
Corporation Finance
Comapany NameSAG Holdings Ltd
                                                         Office of Trade &
Services
November 14, 2022 Page 2
cc:       Joilene Wood
FirstName LastName